                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549




                                     SCHEDULE 13D

                               (Amendment No.        )*


                              LoanRates Online.com, Inc.
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                                   (Name of Issuer)


                                    Common Stock
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                           (Title of Class of Securities)


                                    53945P 10 1
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                                   (CUSIP Number)

                                 Richard J. Heiston
                               5142 Winding Woods Dr.
                             Centreville, VA 20120-4109
                                   (703) 818-3840
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                 December 13, 1999
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               (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. / /

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of  4 Pages)


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     (1) The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.  53945P 10 1                       Page   2   of    4   Pages
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 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Richard J. Heiston

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                            (b)  / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF         7    SOLE VOTING POWER
SHARES                 4,264,000
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY               0
EACH              9    SOLE DISPOSITIVE POWER
REPORTING              4,264,000
PERSON WITH      10    SHARED DISPOSITIVE POWER
                       0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,264,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     36.5% (1)
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14   TYPE OF REPORTING PERSON*

     IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Calculated based upon the 11,676,000 outstanding shares of Common Stock of the Issuer on December 13, 1999.

ITEM 1. Security and Issuer.

        This statement relates to the Common Stock, par value $.001 per share ("Common Stock") issued by LoanRates Online.com, Inc., an Indiana corporation (the "Company"), whose principal executive offices are located at 11350 Random Hills Road, Suite 800, Fairfax, VA 22030

ITEM 2. Identity and Background.

        This statement is filed by Richard J. Heiston, an individual whose address is 5142 Winding Woods Dr., Centreville, VA 20120-4109.

        Mr. Heiston, 38, co-founded the Company in March 1997 and serves as its President, Chief Operating Officer, and Director. In 1983, Mr. Heiston graduated as a Journeyman Electrician from the International Brotherhood of Electrical Workers in Washington, DC. From 1983 to 1996, Mr. Heiston was first an Electrician then a Manager at E.C. Ernst Inc., one of the top electrical contractors in the country. From August 1996 to March 1997, Mr. Heiston was a Mortgage Broker for Citizens Mortgage Corporation, first in Baltimore, Maryland, then in the Fairfax, Virginia. In March 1997, Mr. Heiston co-founded LoanRates Online. Since that time, Mr. Heiston has been instrumental in the organization, development, and promotion of the Company. Graduate, McDonough High School, Waldorf, Maryland; Certified Electrician, IBEW, 1983.

       The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        The Reporting Person is a USA citizen.

ITEM 3. Source and Amount of Funds or Other Considerations.

        The shares were issued to the Reporting Person who was the President, Chief Operating Officer and Director of LoanRates Online, Inc. which was merged into the Company in December 1999 and the Company subsequently changed its name to LoanRates Online.com, Inc. As a result of entering into a Plan and Agreement of Reorganization, the Company acquired from all of the shareholders of LoanRates Online, Inc. all of the issued and outstanding shares of LoanRates Online, Inc. in return for 8,627,000 shares of the authorized but unissued shares of the Company.

ITEM 4, Purpose of Transaction.

        The purpose of the transaction in the stock is for the control of the Company. The Reporting Person may make purchases of Common Stock from time to time and may acquire or dispose of any or all of the shares of Common Stock held by him at any time. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs
(b) through (j), of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

        As of the date hereof, the Reporting Person beneficially owns 4,264,000 shares of the Company's Common Stock, comprising approximately 36.5% of the shares outstanding. The percentage used herein is calculated based upon the 11,676,000 shares of Common Stock of the Company stated by the Company as issued and outstanding as of December 13, 1999, as stated in Form 8-K, Exhibit Number 2.0, Plan and Agreement of Reorganization, dated December 13, 1999. The Reporting Person has sole voting power and sole dispositive powers of 4,264,000 shares. The Reporting Person has not effected any other transaction in the shares of the Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None.

ITEM 7. Materials to be Filed as Exhibits.

        None.


                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2000
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                          /s/ Richard J. Heiston
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                            Richard J. Heiston